                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       Alternate Marketing Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02145P-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Greg R. Samuel
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                               ------------
CUSIP No. 02145P-10-6                                               Page 2 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      K2 VC, LTD.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY


--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
--------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER
            NUMBER OF
             SHARES                                    2,474,039(1)
                                 -----------------------------------------------
                                      8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                   0
                                 -----------------------------------------------
                                      9       SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                   2,474,039(1)
                                 -----------------------------------------------
                                     10       SHARED DISPOSITIVE POWER
             PERSON
              WITH                                     0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          2,474,039(1)
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          28.1%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

----------
(1) Does not include a contingent option granted to Adil Khan on August 1, 2002, for 280,593 shares of ALTM's Common Stock.

---------------------                                               ------------
CUSIP No. 02145P-10-6                                               Page 3 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      K2 VC MANAGEMENT, LLC
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
--------------------------------------------------------------------------------
                                      7          SOLE VOTING POWER
            NUMBER OF
             SHARES                                       2,474,039(1)
                               -------------------------------------------------
                                      8          SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                      0
                               -------------------------------------------------
                                      9          SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                      2,474,039(1)
                               -------------------------------------------------
                                     10          SHARED DISPOSITIVE POWER
             PERSON
              WITH                                        0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          2,474,039(1)
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          28.1%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          OO
--------------------------------------------------------------------------------


(1) Does not include a contingent option granted to Adil Khan on August 1, 2002, for 280,593 shares of ALTM's Common Stock.

---------------------                                               ------------
CUSIP No. 02145P-10-6                                               Page 4 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Adil Khan
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY


--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                      OO, PF
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------------------------------------------------------------------------
                                      7          SOLE VOTING POWER
            NUMBER OF
             SHARES                                       932(1)
                                 -----------------------------------------------
                                      8          SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                      2,474,039(1)
                                 -----------------------------------------------
                                      9          SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                      932(1)
                                 -----------------------------------------------
                                     10          SHARED DISPOSITIVE POWER
             PERSON
              WITH                                        2,474,039(1)
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          2,474,971(1)
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          28.1%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          IN
--------------------------------------------------------------------------------

(1) Does not include a contingent option granted to Adil Khan on August 1, 2002, for 280,593 shares of ALTM's common stock.

---------------------                                               ------------
CUSIP No. 02145P-10-6                                               Page 5 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Mehnaz Fatehdin
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]


--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

--------------------------------------------------------------------------------
                                      7          SOLE VOTING POWER
            NUMBER OF
             SHARES                                    0

                                 -----------------------------------------------
                                      8          SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                      2,474,039(1)

                                 -----------------------------------------------
                                      9          SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                      0

                                 -----------------------------------------------
                                     10          SHARED DISPOSITIVE POWER
             PERSON
              WITH                                        2,474,039(1)
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          2,474,971(1)
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          28.1%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          IN
--------------------------------------------------------------------------------
(1) Does not include a contingent option granted to Adil Khan on August 1, 2002, for 280,593 shares of ALTM's common stock.

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"). On August 1, 2002, ALTM acquired Hencie, Inc, a Delaware corporation ("Hencie") pursuant to an amended and restated agreement and plan of reorganization dated May 31, 2002 by and among Alternate Marketing Networks, Inc., a Michigan corporation, ALTM, ALTM Combination Co., a Delaware corporation, Hencie, Adil Khan and certain stockholders of Hencie including K2 VC, LTD. (the "Agreement").

                  Pursuant to the Agreement, K2 VC, LTD. received 2,474,039 shares of ALTM's common stock, Adil Khan received an option to purchase 1,243 shares of Common Stock (the "Option") and Adil Khan received an option to purchase 280,593 shares of Common Stock (the "3% Option").

                  The principal executive offices of ALTM are located at One Ionia, S.W., Suite 520, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of K2 VC, LTD. ("K2"); K2 VC MANAGEMENT, LLC ("K2 Management"); Adil Khan and Mehnaz Fatehdin. In addition, as required by General Instruction C of Schedule 13D, information is being provided in the responses to Items 2 through 6 below with respect to each partner of K2 and each person controlling such partner.

         (a)      K2

                  K2 is a Texas limited partnership primarily engaged in managing the assets of Adil Khan and Mehnaz Fatehdin for estate planning and other purposes. The principal offices of K2 are located at 13155 Noel Road, 10th Floor, Galleria Tower III, Dallas, Texas 75240.

                  K2 has not been convicted in a criminal proceeding during the last five years. During the last five years, K2 was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (b)      PARTNERS AND CONTROL PERSONS

                  (i) K2 Management is a Texas limited liability company primarily engaged in serving as the sole general partner of K2. The principal offices of K2 Management are located at 13155 Noel Road, 10th Floor, Galleria Tower III, Dallas, Texas 75240.

                  K2 Management has not been convicted in a criminal proceeding during the last five years. During the last five years, K2 Management was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (ii) Adil Khan and Mehnaz Fatehdin are the only limited partners of K2 and the only officers, members, and managers of K2 Management. The principal occupation of Mr. Khan is Chief Executive

         Officer of ALTM. The principal occupation of Mrs. Fatehdin is homemaker. The principal business address for both Mr. Khan and Mrs. Fatehdin is 13155 Noel Road, 10th Floor, Galleria Tower III, Dallas, Texas 75240. Mr. Khan is a United States citizen. Mrs. Fatehdin is a citizen of the United Kingdom

                  Neither Mr. Khan nor Mrs. Fatehdin has been convicted in a criminal proceeding during the last five years. Neither was a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      K2

                  The Shares were acquired pursuant to the Agreement in exchange for 8,815,000 shares of Hencie stock held by K2.

         (b)      PARTNERS AND CONTROL PERSONS

                  The Option was acquired by Adil Khan pursuant to the Agreement in exchange for an option held by him to purchase 4,428 shares of Hencie stock at a purchase price of $0.03 per share. Pursuant to the Option, Mr. Khan may currently purchase 932 shares of Common Stock for a total consideration of $27.96, or $0.03 per share. To the extent that he purchases shares of Common Stock pursuant to exercise of the Option, Mr. Khan shall use his personal funds to effect such purchase. The 3% Option was acquired by Adil Khan pursuant to the Agreement in connection with his employment as CEO of ALTM. Pursuant to the 3% Option, Mr. Khan may not purchase the 280,593 shares unless certain financial contingencies are realized on or about January 15, 2003. If the contingencies are satisfied then the exercise price will be the fair market value of the stock on the date of exercise. To the extent that he purchases shares of Common Stock pursuant to exercise of the 3% Option, Mr. Khan may use his personal funds to effect such purpose.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)      K2

                  K2 acquired the Shares reported in this Schedule 13D for investment purposes. K2 has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         (b)      PARTNERS AND CONTROL PERSONS

                  Neither K2 Management, Adil Khan nor Mehnaz Fatehdin has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      K2

                  On August 1, 2002, pursuant to the Agreement, K2 acquired all 2,474,039 of the Shares. K2 beneficially owns, and has the sole power to vote and dispose of, all 2,474,039 of the Shares. Such shares constitute approximately 28.1% of the outstanding Common Stock. K2 has not effected any other transactions in the Common Stock during the past 60 days.

         (b)      PARTNERS AND CONTROL PERSONS

                  On August 1, 2002, pursuant to the Agreement, Adil Khan acquired the Option. For purposes of this Schedule 13D, Mr. Khan is deemed to be the beneficial owner of 932 of the shares of Common Stock subject to the Option. Mr. Khan is also deemed to have the sole power to vote and dispose of all 932 of such shares. Such shares constitute less than 0.1% of the outstanding Common Stock. Each of K2 Management, Adil Khan and Mehnaz Fatehdin may be deemed to be the beneficial owner of the Shares held of record by K2 by virtue of their respective relationships with K2. Neither K2 Management, Mr. Khan nor Mrs. Fatehdin has effected any other transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a)      K2

                  The Agreement and the Registration Rights Agreement, dated as of August 1, 2002, by and among ALTM, certain officers and directors of ALTM, Alternate Marketing Networks, Inc., a Michigan corporation, ALTM Combination Co., a Delaware corporation, Hencie and certain stockholders of Hencie, including K2 (the "Registration Rights Agreement") are incorporated by reference herein.

                  Other than the Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between K2 and any person with respect to the securities of ALTM.

         (b)      PARTNERS AND CONTROL PERSONS

                  The Agreement, the Registration Rights Agreement the option and the 3% Option are incorporated by reference herein.

                  Other than the Agreement, the Registration Rights Agreement, the 3% Option and the Option, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between K2 Management, Adil Khan or Mehnaz Fatehdin and any other person with respect to the securities of ALTM.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         --       Amended and Restated Agreement and Plan of
                                    Reorganization dated May 31, 2002 by and among Alternate Marketing Networks, Inc., a
                                    Michigan corporation, ALTM, ALTM Combination
                                    Co., a Delaware corporation, Hencie, Adil
                                    Khan and certain stockholders of Hencie
                                    (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule
                                    14A filed by ALTM with the Securities and Exchange Commission as of June 17, 2002)

         Exhibit B         --       Registration Rights Agreement, dated as of
                                    August 1, 2002, by and among ALTM, Alternate
                                    Marketing Networks, Inc., a Michigan
                                    corporation, ALTM Combination Co., a
                                    Delaware corporation, Hencie and certain stockholders of Hencie, including K2 officers and directors of ALTM.

         Exhibit C         --       Hencie, Inc. Incentive Stock Option
                                    Agreement, dated February 1, 1999, between
                                    Hencie, Inc. and Adil Khan

         Exhibit D         --       Hencie, Inc. Notice of Grant of Stock
                                    Options, dated October 31, 2000, between
                                    Hencie, Inc. and Adil Khan

         Exhibit E         --       Option Agreement dated August 1, 2002, by
                                    and between Alternate Marketing Networks,
                                    Inc. and Adil Khan.

         Exhibit F         --       Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    August 9, 2002


K2 VC, LTD.
By:      K2 VC MANAGEMENT, LLC


By:      /s/ ADIL KHAN
         ------------------------------
Name:    Adil Khan
Title:   President


K2 VC MANAGEMENT, LLC


By:      /s/ ADIL KHAN
         ------------------------------
Name:    Adil Khan
Title:   President


/s/ ADIL KHAN
---------------------------------------
Adil Khan


/s/ MEHNAZ FATEHDIN
---------------------------------------
Mehnaz Fatehdin

                                INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                     DESCRIPTION
         -------                    -----------
         A                 --       Amended and Restated Agreement and Plan of
                                    Reorganization dated May 31, 2002 by and
                                    among Alternate Marketing Networks, Inc., a
                                    Michigan corporation, ALTM, ALTM Combination
                                    Co., a Delaware corporation, Hencie, Adil
                                    Khan and certain stockholders of Hencie
                                    (incorporated by reference to Appendix A to
                                    the Definitive Proxy Statement on Schedule
                                    14A filed by ALTM with the Securities and
                                    Exchange Commission as of June 17, 2002)

         B                 --       Registration Rights Agreement, dated as of
                                    August 1, 2002, by and among ALTM, Alternate
                                    Marketing Networks, Inc., a Michigan
                                    corporation, ALTM Combination Co., a
                                    Delaware corporation, Hencie and certain
                                    stockholders of Hencie, including K2
                                    officers and directors of ALTM.

         C                 --       Hencie, Inc. Incentive Stock Option
                                    Agreement, dated February 1, 1999, between
                                    Hencie, Inc. and Adil Khan

         D                 --       Hencie, Inc. Notice of Grant of Stock
                                    Options, dated October 31, 2000, between
                                    Hencie, Inc. and Adil Khan

         E                 --       Option Agreement dated August 1, 2002, by
                                    and between Alternate Marketing Networks,
                                    Inc. and Adil Khan.

         F                 --       Joint Filing Agreement